Free Writing Prospectus (To the Prospectus dated April 4, 2011, as supplemented by the Preliminary Prospectus Supplement dated March 20, 2012)	Filed Pursuant to Rule 433 Registration Statement No. 333-173299 March 22, 2012

Zions Bancorporation

4.50% Senior Notes Due March 27, 2017

Summary of Terms for Issuance

Issuer:	Zions Bancorporation

Securities Offered:	4.50% Senior Notes due March 27, 2017

Ratings:	BBB- / BBB- / BBB (low) (S&P / Fitch / DBRS)

Price to Public:	94.25% of principal amount

Aggregate Principal Amount:	$300,000,000

Coupon:	4.50% per annum

Reoffer Yield:	5.843%

Trade Date:	March 22, 2012

Settlement Date:	March 27, 2012 (T+3)

Maturity Date:	March 27, 2017

Net Proceeds to Issuer:	$280,500,000

Interest Payment Dates:	Semi-annually on each March 27 and September 27, beginning September 27, 2012 and ending on Maturity Date.

Joint Book Running Managers:	Deutsche Bank Securities Inc. Goldman, Sachs & Co. J.P. Morgan Securities LLC

Minimum Denomination / Multiples:	$1,000 / multiples of $1,000 in excess thereof

CUSIP/ISIN:	98701BB2 / US989701BB28

Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The notes are being issued with more than de minimis original issue discount (OID) for U.S. federal income tax purposes. Accordingly, a holder of the notes will be required to include the OID in income as ordinary interest income as it accrues. See “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the preliminary prospectus supplement.

Zions Bancorporation has filed a registration statement (Registration Statement No. 333-173299, including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus dated April 4, 2011 contained in that registration statement, the preliminary prospectus supplement dated March 20, 2012, and other documents Zions Bancorporation has filed with the SEC for more complete information about Zions Bancorporation and this offering. You may get these documents and other documents Zions Bancorporation has filed for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request these documents by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, Goldman, Sachs & Co. toll-free at 1-866-471-2526 or J.P. Morgan Securities LLC collect at 1-212-834-4533. Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.